UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission file number: 001-34936

Noah Holdings Limited

1226 South Shenbin Road

Shanghai 201107

People’s Republic of China

+86 (21) 8035-8292

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	Announcement— Poll Results of the Extraordinary General Meeting Held on October 26, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Qing Pan
	Name:	Qing Pan
	Title:	Chief Financial Officer

Date: October 26, 2023